

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

<u>Via E-mail</u>
David R. Folsom
President, Chief Operating Officer and Director
Sotherly Hotels Inc.
410 W. Francis Street
Williamsburg, VA 23185

Re: MHI Hospitality, L.P.
         Registration Statement on Form S-11
         Filed July 3, 2013
         File No. 333-189821

Dear Mr. Folsom:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   The comments below may impact the Exchange Act filings of Sotherly Hotels, Inc. When responding to those comments, please ensure you provide the appropriate information as it pertains to Sotherly and indicate any changes you anticipate making to their periodic reports.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a

cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4.   Please revise to provide your dealer prospectus delivery obligation on the outside back cover page of the prospectus or advise. Please refer to Item 502(b) of Regulation S-K.

Prospectus Cover Page

5.   We note you indicate on page 120 that the underwriters have an over-allotment option. To the extent that such an arrangement exists, please revise the cover page to indicate that this arrangement exists and state the amount of additional notes that the underwriters may purchase under the arrangement. Please refer to Item 501(b)(2) of Regulation S-K.

Prospectus Summary, page 1

Company Overview, page 1

6.   We note your disclosure on page 1 that your wholly-owned properties are managed by MHI Hotels Services, an "independent management company." Please revise to clarify here that MHI Hotels Services is owned and controlled by individuals including Andrew M. Sims, Kim E. Sims, Christopher L. Sims and William J. Zaiser.

7.   Given your common management/ownership of MHI Hotels Services and the provisions of your management agreement, please provide to us your analysis as to whether MHI Hotels Services is a VIE under ASC 810.

8.   We note your statement on page 1 that your portfolio consists of ten full-service primarily upscale and upper-upscale hotels located in seven states. Please revise your disclosure here, or elsewhere as appropriate, to clarify for each hotel whether it falls into upscale, upper-upscale or another scale category. In addition, we note your disclosure on page 36 your portfolio consists of primarily upper-upscale and upscale hotels. Please revise your disclosure on page 36 to be consistent with your disclosure on page 1.

Competitive Strengths, page 3

9.   We note your disclosure on page 3 that over the past five years you have expended approximately $69 million in capital improvements. Please reconcile this with your disclosure on page 54 that you have expended approximately $80 million in capital improvements over the past five years. In addition, we further note your disclosure on page 20 that for the years ended December 31, 2012 and 2011, you spent approximately $2.9 million and approximately $6.0 million, respectively, on capital improvements. Please revise to specify the amounts spent on capital improvements in each of the last two years.

10.   We note you indicate that management has "more than 80 years of combined experience in the lodging industry." Note that it is not appropriate to aggregate management's experience. Please revise accordingly and explain the experience.

Cautionary Note Regarding Forward-Looking Statements, page 11

11.   We note your reference to Section 27A of the Securities Act of 1933 and Section21E of the Securities Exchange Act of 1934. It is not clear that you are able to rely upon such safe harbors. These sections apply to an issuer that is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934. Please revise your disclosure regarding forward looking statements accordingly.

Risk Factors, page 12

12.   Please revise the introductory paragraph to clarify that all material risks are disclosed in this section.

"Certain financial covenants in the Indenture…," page 13

13.   Please revise to provide expanded information about the financial covenant ratios, including the most recent calculation of the actual ratios. We may have further comment.

Market Price of and Dividends on the Registrant's Common Equity, page 30

14.   Please revise to set forth the approximate number of holders of common partnership units as of the latest practicable date. Please refer to Item 201(b)(1) of Regulation S-K.

Selected Financial and Operating Data, page 33

15.   Please revise here in the Summary Financial Information section to clarify whether the financial information and operating data is inclusive of the joint-venture property.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Key Operating Metrics, page 37

16.   We note your disclosure regarding the RevPAR penetration index and that competitive set determinations are highly subjective. Please revise to provide more detail regarding how you determine each subject hotel's competitive set.

Sources and Uses of Cash, page 43

17.   Please revise to separately disclose capital expenditures related to renovations from recurring capital expenditures related to the replacement or refurbishment of furniture, fixtures and equipment. In addition, please tell us to what extent you have utilized your replacement reserve accounts to fund such replacement or refurbishments of furniture, fixtures and equipment. Additionally, if material, separately detail expenditures for capital improvements by property and activity.

Liquidity and Capital Resources, page 44

18.   Please consistently present the estimated amount of net proceeds from your offering that will be used to redeem 100% of the outstanding shares of Sotherly's 12% Series A Cumulative Redeemable Preferred Stock.

19.   Please provide additional information as to the reason for the increase of $892,890 in cash collateral to the lender on the Crowne Plaza Jacksonville Riverfront.

Bond Covenants, page 46

20.   Please revise to provide more detail on the covenants and restrictions that require you to meet certain financial ratios, including quantifying the required ratios. In addition, please clarify, if true, that you are referring to the notes being issued in this offering.

Critical Accounting Policies, page 47

Investment in Hotel Properties, page 47

21.   Please tell us how you use of projected net operating income before depreciation and adjusted for impacts of non-recurring operating expenses and expected capital expenditures, as a substitute for estimating undiscounted cash flows, is appropriate. Please cite the relevant accounting guidance relied upon for your conclusion.

Income Taxes, page 48

22.   Given that you have operated at a cumulative operating loss through December 31, 2012, please provide to us support for your basis that you will realize such tax benefits in the future and that no valuation allowance is required.

Our Business and Properties, page 51

23.   We note your disclosure that group business accounts for over 50% of room revenues in certain of your hotels. Please disclose in MD&A or elsewhere any material trends relating to group bookings.

Executive Officers and Directors, page 73

24.   We note you indicate that David R. Folsom is the President and Chief Operating Officer of Sotherly Hotels in the table on page 73. We further note that Mr. Folsom was appointed as a director in 2011. Please refer to Item 401(a) of Regulation S-K and revise to indicate all positions and offices with the registrant held by each such person. Please also revise to state the terms of office for your directors.

25.   We note your disclosure on page 74 that David J. Beatty has been President of Guest Quarters, Inc., Treasurer and Chief Financial Officer of Guest Quarters Development Group and President of mortgage financing for Lawson-Essex, Inc. Please revise to provide the dates of Mr. Beatty's employment in these positions.

Certain Relationships and Related Party Transactions and Director Independence, page 77

26.   We note your disclosure on page 77 that the management company for each of your hotels, MHI Hotels Services, is owned and controlled by Andrew M. Sims, Kim E. Sims, Christopher L. Sims and William J. Zaiser. Please revise to disclose each individual's ownership percentage in MHI Hotels Services.

27.   We note that, for the years ended December 31, 2012 and 2011, you paid MHI Hotel Services approximately $2.8 million and $2.5 million, respectively, in management fees. Please clarify whether any amounts were paid for incentive fees and/or reimbursements.

28.   We note that, for the years ended December 31, 2012 and 2011, you paid $2,344,734 and $2,448,431, respectively, to purchase medical benefits to pay for the employer portion of the plan covering your employees and those of MHI Hotel Services. Please revise to clarify the amount you paid to cover your employees. To the extent you pay the employer portion for employees of MHI Hotel Services, please quantify such amount and briefly explain why you pay this amount.

Security Ownership of Certain Beneficial Owners and Management, page 84

29.   Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares and units, as applicable, held by Edmunds White Partners, LLC, Palogic Value Management, L.P. and Essex Illiquid LLC/Richmond Hill Capital Partners L.P.

30.   Please refer to Item 403(a) of Regulation S-K and revise to provide the business, mailing or residential address for individuals listed on the chart for which an address has not been provided.

31.   Please revise the table on page 84 to reflect 100% of the partnership units outstanding or

explain how the partnership units included in the table equal 100%.

Material U.S. Federal Income Tax Consequences, page 105

32.   Please revise your introductory paragraph to clarify that the discussion is a summary of all the material U.S. federal income tax consequences.

Underwriting, page 120

Conflicts of Interest, page 121

33.   We note your disclosure on page 121 that the underwriters have provided investment banking and advisory services to you and your affiliates in the past. Please revise to disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Financial Statements, page F-1

General

34.   Please amend to provide the applicable financial statement schedules required pursuant to Rule 5-04 of Regulation S-X or tell us why such schedules should continue to be omitted.

Consolidated Statements of Operations, page F-4

35.   Please disclose a detail of the amounts included within the line item Indirect for Hotel operating expenses.

7. Commitments and Contingencies, page F-16

36.   Please tell us how you accounted for the 99 year lease to the Chatham Club, Inc. Within your response, please tell us if you recorded it as a below market lease when you purchased the Savannah hotel property.

Note 11. Unconsolidated Joint Venture

37.   Please provide to use your significance test of the unconsolidated joint venture in compliance with Rule 3-09 of Regulation S-X.

Exhibit Index

38.   We note you indicate in footnote 3 to the Exhibit Index that you are incorporating Exhibit 10.14 by reference to the document previously filed as an exhibit to Sotherly's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. We are unable

to locate this exhibit. Please file the Loan Agreement between MHI Jacksonville LLC and Mercantile Safe Deposit and Trust Company as an exhibit or advise.

39. We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

40. We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Pamela Dayanim
         Baker & McKenzie LLP
         Via E-mail